Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 10,	February 11,
	2007	2006
Earnings
Income before income taxes	$358,008	$335,566
Fixed charges	75,894	69,843
Less: Capitalized interest	(660)	(913)
Adjusted earnings	$433,242	$404,496

Fixed charges
Gross interest expense	$54,983	$49,195
Amortization of debt expense	810	731
Interest portion of rent expense	20,101	19,917
Total fixed charges	$75,894	$69,843

Ratio of earnings to fixed charges	5.7	5.8

	Fiscal Year Ended August
	2006	2005	2004	2003	2002
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)
Earnings
Income before income taxes	$902,036	$873,221	$905,902	$833,007	$691,148
Fixed charges	156,976	144,930	130,278	121,129	98,688
Less: Capitalized interest	(1,985)	(1,079)	(813)	(791)	(437)
Adjusted earnings	$1,057,027	$1,017,072	$1,035,367	$953,345	$789,399

Fixed charges
Gross interest expense	$110,568	$102,341	$89,600	$79,301	$78,183
Amortization of debt expense	1,559	2,343	4,230	7,334	2,283
Interest portion of rent expense	44,849	40,246	36,448	34,494	18,222
Total fixed charges	$156,976	$144,930	$130,278	$121,129	$98,688

Ratio of earnings to fixed charges	6.7	7.0	7.9	7.9	8.0